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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. _______)*

                              GATEHOUSE MEDIA, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   367348 10 9
                                 (CUSIP Number)

                         East Peak Partners, L.P.
                         One Market, Spear St. Tower, Suite 3780
                         San Francisco, CA 94105
                         (415) 675-3200

                              with a copy to:

                         Phillip Gordon
                         Perkins Coie LLP
                         131 S. Dearborn Street, Suite 1700
                         Chicago, IL 60603-5559
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 367348 10 9                                         PAGE 2 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EAST PEAK PARTNERS, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          4,400,000
    EACH       -----------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,400,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,400,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.60%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 367348 10 9                                         PAGE 3 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JGE CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC, OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          4,400,000 (SEE ITEM 5)
    EACH       -----------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,404,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,404,500
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.61%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 367348 10 9                                         PAGE 4 OF 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JEFFREY G. EDWARDS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC, OO, PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          4,400,000 (SEE ITEM 5)
    EACH       -----------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            11,040 (SEE ITEM 5)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,404,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,415,540
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of GateHouse Media, Inc. (the "Issuer"), a Delaware corporation whose principal place of business and executive offices are located at 350 WillowBrook Office Park, Fairport, NY 14450.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed by the following persons: East Peak Partners, L.P., a California limited partnership ("East Peak"), JGE Capital Management, LLC, a California limited liability company ("JGE Capital"), and Jeffrey G. Edwards ("Edwards") (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"). The sole general partner of East Peak is JGE Capital. The President of JGE Capital is Mr. Edwards. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     East Peak

     East Peak is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of East Peak, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JGE Capital, the sole general partner of East Peak, is set forth below.

     JGE Capital

     JGE Capital is a California limited liability company, the principal business of which is serving as the sole general partner of East Peak. The principal business address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Edwards, the President of JGE Capital is set forth below.

     Edwards

     Mr. Edwards' business address is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. His present principal occupation is serving as the President of JGE Capital. The principal business of JGE Capital is serving as the sole general partner of East Peak. The principal address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Mr. Edwards is the sole controlling person of JGE Capital, the sole general partner of East Peak.

     There are no directors of JGE Capital. Mr. Edwards is the President of JGE Capital. The only other executive officers of JGE Capital are his wife Victoria
J. Edwards, who serves as Treasurer of JGE Capital, and Cheryl M. Thompson, Chief Operating Officer. The business address for both

Mrs. Edwards and Ms. Thompson is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Mrs. Edwards' principal occupation is homemaker. Ms. Thompson's principal occupation is to serve as Chief Operating Officer of JGE Capital.

     (d) and (e)

     None of the Reporting Persons nor any other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Issuer's Common Stock (the "Shares") are as follows:

    Name      No. of Shares   Source of Funds   Amount of Funds
    ----      -------------   ---------------   ---------------
East Peak       4,400,000     Working Capital    $73,666,884.25
JGE Capital         4,500     Other              $    86,025.00
Edwards            11,040     Personal Funds     $   209,770.00

As used herein, the term "Working Capital" includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.

     Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the Reporting Person's businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting Persons' interests in the Issuer and other plans and requirements of the Reporting Persons. Depending upon their individual assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by them or under their control.

     Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 57,874,112 shares of Common Stock outstanding as of June 30, 2007, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2007.

     (b) East Peak. The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 4,400,000 Shares, which constitutes approximately 7.60% of the outstanding shares of Common Stock. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     JGE Capital. Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 4,400,000 Shares beneficially held by East Peak. In addition, JGE Capital manages certain individual accounts not associated with East Peak (the "Other Managed Accounts" as identified on Schedule I) holding an aggregate of 4,500 Shares. Therefore, JGE Capital may be deemed to be the beneficial owner of an aggregate of 4,404,500 Shares, which constitutes approximately 7.61% of the outstanding shares of Common Stock. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,400,000 Shares held by East Peak. JGE and Mr. Edwards share the power to dispose or to direct the disposition of the 4,500 Shares held in the Other Managed Accounts but do not have the power to vote or to direct the vote of such Shares.

     Edwards. Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 4,404,500 Shares beneficially owned by JGE Capital. In addition, Mr. Edwards manages certain accounts for members of his immediate family and other family members (the "Edwards Family Accounts" as identified on Schedule I) holding an aggregate of 11,040 Shares. Therefore, Mr. Edwards may be deemed to be the beneficial owner of an aggregate of 4,415,540 Shares, which constitutes approximately 7.63% of the outstanding shares of Common Stock. East Peak, JGE and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,400,000 Shares held by East Peak. JGE and Mr. Edwards share the power to dispose or to direct the disposition of the 4,500 Shares held in the Other Managed Accounts but do not have the power to vote or to direct the vote of such Shares. Mr. Edwards has the power to dispose or to direct the disposition of the 11,040 Shares held in the Edwards Family Accounts but does not have the power to vote or to direct the vote of such Shares.

     (c) During the period beginning sixty (60) days prior to September 6, 2007 and ending on the date of this filing, East Peak has purchased in open market transactions on the New York Stock Exchange shares of Common Stock as set forth in Schedule II attached hereto.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to this
Item 5 has effected any transaction in shares of the Common Stock during the period beginning sixty (60) days prior to September 6, 2007 and ending on the date hereof.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person except that the persons who have pecuniary interest in the Other Managed Accounts and the Edwards Family Accounts are entitled to receive dividends from, or the proceeds from the sale of, the shares held in such accounts.

     (e) It is inapplicable for the purposes herein to state the date in which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Document Description
-------   --------------------
A         Agreement Pursuant to Rule 13d-1(k)(1)(iii)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 17, 2007

                                        EAST PEAK PARTNERS, L.P.

                                        By: JGE CAPITAL MANAGEMENT, LLC
                                        Its: General Partner


                                        By: /s/ Jeffrey G. Edwards
                                            Jeffrey G. Edwards, President


                                        JGE CAPITAL MANAGEMENT, LLC


                                        By: /s/ Jeffrey G. Edwards
                                            Jeffrey G. Edwards, President


                                        /s/ Jeffrey G. Edwards
                                        Jeffrey G. Edwards

             SCHEDULE I TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.

OTHER MANAGED ACCOUNTS

HOLDER                                        NUMBER OF SHARES
------                                        ----------------
Charles Fred Paul, Trustee FBO Charles Fred
Paul Trust                                          3,000
Eric Mitchell Shore, Trustee FBO Eric
Mitchell Shore Trust                                1,500

EDWARDS FAMILY ACCOUNTS

HOLDER                                        NUMBER OF SHARES
------                                        ----------------
Annette Edwards                                        40
Edwards Non-Exempt Marital Trust                    3,000
Judith Griffin Edwards Revocable Trust              5,000
Judith Griffin Edwards Rollover IRA                 1,000
Jeffrey C. Edwards                                  1,000
Griffin Glynn Edwards                               1,000

            SCHEDULE II TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.

                             DATE OF            NUMBER OF                    PRICE PER   WHERE/HOW TRANSACTION
REPORTING PERSON           TRANSACTION   TYPE     SHARES      TOTAL COST       SHARE           EFFECTED
----------------           -----------   ----   ---------   --------------   ---------   ---------------------
East Peak Partners, L.P.     7/6/2007    Buy       95,200   $ 1,810,113.76    $19.0138   Open Market/Broker
East Peak Partners, L.P.     7/9/2007    Buy       99,400   $ 1,883,689.64    $18.9506   Open Market/Broker
East Peak Partners, L.P.    7/10/2007    Buy      100,000   $ 1,884,910.00    $19.8491   Open Market/Broker
East Peak Partners, L.P.    7/18/2007    Buy    1,000,000   $18,450,000.00    $18.4500   Open Market/Broker
East Peak Partners, L.P.     9/4/2007    Buy      100,000   $ 1,296,870.00    $12.9687   Open Market/Broker
East Peak Partners, L.P.     9/6/2007    Buy    1,057,000   $12,757,250.10    $12.0693   Open Market/Broker
East Peak Partners, L.P.     9/7/2007    Buy       93,000   $ 1,147,620.00    $12.3400   Open Market/Broker
East Peak Partners, L.P.    9/10/2007    Buy      100,000   $ 1,241,000.00    $12.4100   Open Market/Broker
East Peak Partners, L.P.    9/11/2007    Buy      118,700   $ 1,490,491.00    $12.5568   Open Market/Broker
East Peak Partners, L.P.    9/12/2007    Buy       27,097   $   339,563.35    $12.5314   Open Market/Broker
East Peak Partners, L.P.    9/13/2007    Buy       54,203   $   675,006.22    $12.4533   Open Market/Broker
East Peak Partners, L.P.    9/14/2007    Buy       50,000   $   612,525.00    $12.2505   Open Market/Broker
East Peak Partners, L.P.    9/17/2007    Buy       50,000   $   609,450.00    $12.1890   Open Market/Broker

                                    EXHIBIT A

     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

DATED: September 17, 2007

                                        EAST PEAK PARTNERS, L.P.

                                        By: JGE CAPITAL MANAGEMENT, LLC
                                        Its: General Partner


                                        By: /s/ Jeffrey G. Edwards
                                            Jeffrey G. Edwards, President


                                        JGE CAPITAL MANAGEMENT, LLC


                                        By: /s/ Jeffrey G. Edwards
                                            Jeffrey G. Edwards, President


                                        /s/ Jeffrey G. Edwards
                                        Jeffrey G. Edwards